Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222630

ARES REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 3 DATED JANUARY 14, 2022

TO THE PROSPECTUS DATED DECEMBER 3, 2021

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Ares Real Estate Income Trust Inc. (f/k/a Black Creek Diversified Property Fund Inc.), dated December 3, 2021 as supplemented by Supplement No. 1 dated December 3, 2021, and Supplement No. 2 dated December 15, 2021 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price for each class of our common stock as of February 1, 2022;
●	the calculation of our December 31, 2021 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	an update on our assets and performance;
●	an update to our delegation policy;
●	an update to our compensation payable to our independent directors; and
●	updated experts information.

●             FEBRUARY 1, 2022 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of February 1, 2022 (and redemptions as of January 31, 2022) is as follows:

Share Class	Transaction Price (per share)
Class T	$8.1748
Class S	8.1748
Class D	8.1748
Class I	8.1748
Class E	8.1748

The transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2021. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             DECEMBER 31, 2021 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekgroup.com/investment-solutions/AREIT and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (‘‘Altus Group’’ or the “Independent Valuation Advisor”) with respect to providing monthly real property appraisals, reviewing annual third-party real property appraisals, reviewing the internal valuations of debt-related assets and liabilities performed by Black Creek Diversified Property Advisors LLC for periods prior to July 1, 2021 and Ares Commercial Real Estate Management LLC for periods thereafter (“our Advisor”), helping us administer the valuation and review process for the real properties in our portfolio, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) which may be or were held directly or indirectly by the Advisor, our former sponsor Black Creek Diversified Property Advisors Group LLC, members or affiliates of the former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of December 31, 2021 and November 30, 2021:

	As of
(in thousands)	December 31, 2021	November 30, 2021
Investments in office properties	$668,700	$665,600
Investments in retail properties	890,700	965,400
Investments in residential properties (1)	988,250	677,850
Investments in industrial properties	983,700	885,050
Total investment in real estate properties	3,531,350	3,193,900
Investment in unconsolidated joint venture partnership	31,278	—
Debt-related investments	106,463	47,883
DST Program Loans	62,123	57,217
Total investments	3,731,214	3,299,000
Cash and cash equivalents	10,912	11,922
Restricted cash	3,878	2,113
Other assets	54,112	56,149
Line of credit, term loans and mortgage notes	(1,421,583)	(1,089,660)
Financing obligations associated with our DST Program	(682,748)	(645,997)
Other liabilities	(54,302)	(54,411)
Accrued performance participation allocation	(15,327)	(12,845)
Accrued advisory fees	(2,097)	(2,020)
Noncontrolling interests in consolidated joint venture partnerships	(5,776)	(1,148)
Aggregate Fund NAV	$1,618,283	$1,563,103
Total Fund Interests outstanding	197,960	193,770

(1)Residential properties include multi-family and student housing.

The following table sets forth the NAV per Fund Interest as of December 31, 2021 and November 30, 2021:

		Class T	Class S	Class D	Class I	Class E
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	Shares	Shares	OP Units
As of December 31, 2021
Monthly NAV	$1,618,283	$134,274	$292,305	$55,171	$444,755	$460,468	$231,310
Fund Interests outstanding	197,960	16,425	35,757	6,749	54,406	56,328	28,295
NAV Per Fund Interest	$8.1748	$8.1748	$8.1748	$8.1748	$8.1748	$8.1748	$8.1748
As of November 30, 2021
Monthly NAV	$1,563,103	$124,244	$274,801	$51,504	$427,077	$456,797	$228,680
Fund Interests outstanding	193,770	15,402	34,066	6,385	52,942	56,627	28,348
NAV Per Fund Interest	$8.0668	$8.0668	$8.0668	$8.0668	$8.0668	$8.0668	$8.0668

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of December 31, 2021, we estimated approximately $34.1 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to suspend or terminate our share redemption program at any time. Our NAV generally does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of December 31, 2021, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Residential	Industrial	Weighted-Average Basis
Exit capitalization rate	5.79%	6.26%	4.93%	5.05%	5.52%
Discount rate / internal rate of return	6.71%	6.86%	6.09%	5.86%	6.37%
Average holding period (years)	9.6	10.0	10.0	10.0	9.9

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

Input	Hypothetical Change	Office	Retail	Residential	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	3.01%	2.49%	3.52%	3.69%	3.17%
	0.25% increase	(2.77)%	(2.29)%	(3.18)%	(3.34)%	(2.89)%
Discount rate (weighted-average)	0.25% decrease	2.05%	1.89%	2.01%	2.06%	2.00%
	0.25% increase	(2.00)%	(1.85)%	(1.96)%	(2.01)%	(1.95)%

From September 30, 2017 through November 30, 2019, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for December 31, 2019, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. As of December 31, 2021, we classified all of our debt as intended to be held to maturity.

●             STATUS OF THIS OFFERING

As of January 1, 2022, we had raised gross proceeds of approximately $662.0 million from the sale of approximately 86.5 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $45.7 million. As of January 1, 2022, approximately $2.3 billion in shares remained available for sale pursuant to this offering, including approximately $454.3 million in shares available for sale through our distribution reinvestment plan.

●             UPDATE ON OUR ASSETS AND PERFORMANCE

As of December 31, 2021, our investments include 68 real estate properties totaling approximately 13.8 million square feet located in 32 markets throughout the U.S., which were 94.6% leased.

As of December 31, 2021, we had over $450 million of investment opportunities either under control or under contract, primarily in the industrial and residential sectors. There can be no assurance that we will complete the acquisitions of the properties under these agreements.

As of December 31, 2021 our leverage ratio was 38.4% (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property, net investment in an unconsolidated joint venture partnership and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

The following table sets forth the total shareholder returns for the periods ended December 31, 2021:

	Trailing One-Month (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)
Class T Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(1.78)%	9.03%	6.49%
Class T Share Total Return (without upfront selling commissions and dealer manager fees) (3)	1.66	12.84	6.64
Class S Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(1.78)	9.03	6.49
Class S Share Total Return (without upfront selling commissions and dealer manager fees) (3)	1.66	12.84	6.64
Class D Share Total Return (3)	1.71	13.52	6.99
Class I Share Total Return (3)	1.73	13.80	7.39
Class E Share Total Return (3)	1.73	13.80	7.44

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and is a compound rate of return that assumes reinvestment of all distributions for the respective time period, and excludes upfront selling commissions and dealer manager fees paid by investors, except for returns noted “with upfront selling commissions and dealer manager fees” (“Total Return”). Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.
(2)	NAV inception was September 30, 2012, which is when we first sold shares of our common stock after converting to an NAV-based REIT on July 12, 2012. Investors in our fixed price offerings prior to NAV inception on September 30, 2012 are likely to have a lower return.
(3)	The Total Returns presented are based on actual NAVs at which shareholders transacted, calculated pursuant to our valuation procedures. From NAV inception to November 30, 2019, these NAVs reflected mark-to-market adjustments on our borrowing-related interest rate hedge positions; and from September 1, 2017 to November 30, 2019, these NAVs also reflected mark-to-market adjustments on our borrowing-related debt instruments. Prior to September 1, 2017, our valuation policies dictated marking borrowing-related debt instruments to par except in certain circumstances; therefore, we did not formally track mark-to-market adjustments on our borrowing-related debt instruments during such time.

●             AMENDMENTS TO DELEGATION POLICY

The following disclosure replaces the section of the Prospectus entitled “Management—Delegation of Authority to AREIT Advisors Committee” and all similar disclosure in the Prospectus:

Delegation of Authority to AREIT Advisors Committee

Our board of directors has delegated certain responsibilities with respect to certain investment, disposition, leasing, capital expenditure, borrowing and refinancing decisions to the AREIT Advisors Committee and/or certain individuals at the Advisor who are senior members of the AREIT Advisors Committee. The AREIT Advisors Committee

does not have authority over any transactions between us and the Advisor, a member of the board of directors, or any of their affiliates. The AREIT Advisors Committee is not a board committee but rather is the Advisor’s investment and management committee for our company and consists of certain of our officers and officers of the Advisor. The members of the AREIT Advisors Committee and their biographical summaries are in “—The Advisor and the Advisory Agreement” below.

With respect to investments, the board of directors has delegated to the AREIT Advisors Committee the authority to generally approve all investments, including portfolio investments, of up to $100,000,000, provided they are consistent with specified investment guidelines. The board of directors, including a majority of the independent directors, must approve all investments, including portfolio investments, greater than $100,000,000.

With respect to dispositions, the board of directors has delegated to the AREIT Advisors Committee the authority to generally approve all dispositions, including portfolio dispositions, for a sales price of up to $100,000,000, provided they are consistent with specified investment guidelines. The board of directors, including a majority of the independent directors, must approve all dispositions, including portfolio dispositions, for a sales price greater than $100,000,000.

With respect to the lease of real property, the board of directors has delegated to (i) Scott Recknor the authority to approve any lease, on such terms as he deems necessary, advisable, or appropriate, for total base rent not to exceed $20,000,000 over the base term of the lease, (ii) Scott Recknor that authority to delegate such authorization to an appropriate Principal or Vice President (each, a “Sub-delegate”) to approve any lease for total base rent not to exceed $5,000,000 over the base term of the lease for a Principal and not to exceed $1,000,000 over the base term of the lease for a Vice President, and (iii) the AREIT Advisors Committee the authority to approve the lease of real property, on such terms as the AREIT Advisors Committee deems necessary, advisable, or appropriate, for total base rent not to exceed $100,000,000 over the base term of the lease.

With respect to capital expenditures (excluding capital expenditures approved by the board of directors in the ordinary course of budget approvals), (i) Scott Recknor is authorized to approve any capital expenditure of up to $5,000,000 over the line item approved by the board of directors in the budget for the specified property, and (ii) the AREIT Advisors Committee is authorized to approve any capital expenditure of up to $10,000,000 over the line item approved by the board of directors in the budget for the specified property.

With respect to borrowing and refinancing decisions, the board of directors has authorized (i) Lainie Minnick to review and approve any proposed new borrowing or refinancing (secured or unsecured) for an amount of up to $50,000,000, (ii) the AREIT Advisors Committee to review and approve any proposed new borrowing or refinancing (secured or unsecured) for an amount of up to $200,000,000.

●             AMENDMENTS TO COMPENSATION OF DIRECTORS

The following disclosure replaces the section of the Prospectus entitled “Management— Compensation of Directors” and all similar disclosure in the Prospectus:

Compensation of Directors

Effective as of January 1, 2022, we pay each of our independent directors an annual retainer of $90,000 ($22,500 per quarter) for serving on the board of directors and $2,500 for each regular board of directors meeting in excess of 16 per year attended in person or by telephone. We also pay our independent directors that serve on the applicable committees an annual retainer of $15,000 ($3,750 per quarter) for serving on the Audit Committee and an annual retainer of $5,000 ($1,250 per quarter) for serving on the Nominating and Corporate Governance Committee, except that we pay the chairpersons of such committees annual retainers of $25,000 ($6,250 per quarter) and $15,000 ($3,750 per quarter) respectively. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attending board meetings. If a director is also one of our officers, we will not pay additional compensation for services rendered as a director.

RSU Awards

In addition, at each annual meeting of stockholders the independent directors automatically, upon election, receive an award (“Annual Award”), pursuant to either the Equity Incentive Plan (as defined below) or the Secondary Plan (as defined below), of $75,000 in restricted stock units (“RSUs”) with respect to Class I shares of our common stock, with the number of RSUs based on the NAV per Class I share as of the end of the day of the annual meeting. Independent directors appointed after an annual meeting will receive, upon appointment, a pro rata Annual Award, with the number of RSUs based on the Class I NAV as of the end of the day of appointment and reflecting the number of days remaining until the one-year anniversary of the prior annual meeting of stockholders (or, if earlier and if scheduled as of the day of appointment, the date of the next scheduled annual meeting of stockholders).

RSUs vest if and when the director completes the term for which he or she was elected/appointed. Unvested awards also vest in the event of death or disability of the director or upon a change of control of our company. Unvested awards are forfeited if the director’s term in office terminates prematurely for any other reason. The directors may elect to defer settlement of vested awards in shares pursuant to Section 409A of the Code.

The independent directors accrue dividend equivalents on unsettled RSUs, in amounts and with accrual dates that mirror the dividend amounts and payment dates on the underlying Class I shares. Any such dividend equivalents is paid in the form of additional RSUs, is subject to the same terms and vesting as the underlying RSUs with respect to which the dividend equivalents are paid, and is settled in shares at the same time as the underlying RSUs with respect to which the dividend equivalents are paid.

●             EXPERTS

The statements included in this Supplement under the section titled “December 31, 2021 NAV Per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.